

Mail Stop 6010

August 14, 2008

Dr. Michael Majerus
Chief Financial Officer
Qimonda AG
Gustav-Heinemann-Ring 212,
D-81739 Munich
Federal Republic of Germany

   Re: **Qimonda AG**
     Form 20-F for the Fiscal Year Ended September 30, 2007
     Filed November 16, 2008
     File No. 001-32972

Dear Mr. Majerus:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief